10029640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 03 2010

Washington, DC
104

SEC FILE NUMBER
8- 65334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK Trinity Capital Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Blvd., Suite 2450
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Burke (310) 268-8330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) CA (State) 90404 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

AB 3/19

OATH OR AFFIRMATION

I, Kevin Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BWK Trinity Capital Securities, LLC, as of ______, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI DIETZMAN
Commission # 1822224
Notary Public - California
Los Angeles County
My Comm. Expires May 11, 2012

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
FINANCIAL REPORT
For the year ended December 31, 2009

TABLE OF CONTENTS

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

To the Member
BWK Trinity Capital Securities, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities, LLC as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner Savett Inc.

February 23, 2010

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

ASSETS		
Cash	$	53,671
Investment banking receivables		145,833
Prepaid assets		5,655
TOTAL ASSETS	$	205,159

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	12,840
Due to member		9,000
TOTAL LIABILITIES		21,840
MEMBER'S EQUITY		183,319
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	205,159

The accompanying notes are an integral part of this financial statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF INCOME
For the year ended December 31, 2009

REVENUES		
Investment banking fees	$	269,997
TOTAL REVENUES		269,997
OPERATING EXPENSES		
Professional and consulting fees		19,680
Other operating expenses		14,002
TOTAL EXPENSES		33,682
NET INCOME	$	236,315

The accompanying notes are an integral part of this financial statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2009

BALANCE, January 1, 2009	$	536,004
Net income		236,315
Distributions		(589,000)
BALANCE, December 31, 2009	$	183,319

The accompanying notes are an integral part of this financial statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 236,315
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Investment banking receivables	320,834
Prepaid assets	(5,070)
Accounts payable and accrued expenses	(7,660)
Net cash provided by operating activities	544,419
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances from member	9,000
Distributions	(589,000)
Net cash used in financing activities	(580,000)
NET DECREASE IN CASH	(35,581)
CASH - BEGINNING OF YEAR	89,252
CASH - END OF YEAR	$ 53,671

The accompanying notes are an integral part of this financial statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2009

BWK Trinity Capital Securities, LLC (the "Company") is a registered broker-dealer engaged primarily in performing investment advisory and investment banking services to companies located in the United States of America. It is a single member limited liability company, wholly owned by Trinity Capital, LLC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Revenue earned representing equity interests in privately owned entities are recorded upon receipt of cash from the sale of the equity interests, since no ready market exists. Revenues from customer agreements not currently earned are reported as deferred income. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

Allowance for doubtful accounts:

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

(Continued)

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2009

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are the responsibility of its member.

Effective January 1, 2009, the Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Tax" which clarifies the accounting for uncertainty in tax positions. FASB ASC 740 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. The adoption of FASB ASC 740 had no effect on the Company's financial position or results of operations. At December 31, 2009, the Company had no unrecognized tax benefits.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2009.

NOTE 2: CONCENTRATIONS

Cash:

The Company maintains cash balances at two banks where amounts on deposit are in excess of $250,000 at times. One account is a non-interest bearing transaction account that is fully insured by the Federal Deposit Insurance Corporation (FDIC). Amount on deposit at a second institution is insured by the FDIC up to $250,000. The Company did not have any cash balance in excess of insured amounts at December 31, 2009.

Accounts receivable:

As of December 31, 2009, the entire amount in accounts receivable was due from one customer.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company's member performs business advisory services and has the ability to influence the costs allocated to the entity. During the year ended December 31, 2009, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company. The member may allocate expenses to the Company at its discretion. As of December 31, 2009, the Company owed its member $9,000 for expenses paid on its behalf.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. At December 31, 2009, the Company had net capital of $31,809, which was $26,809 in excess of the required net capital of $5,000.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2010, the date which the financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these financial statements.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
COMPUTATION OF NET CAPITAL
As of December 31, 2009

NET CAPITAL		
Total members' equity	$	183,319
Deduct non-allowable assets:		
Investment banking receivables		(145,833)
Prepaid assets		(5,655)
		31,831
Haircut on investment fund		(22)
Net capital		31,809
CAPITAL REQUIREMENT		
Required minimum net capital:		
At the greater of $5,000 or 6 2/3% of aggregate indebtedness ($21,840 x 6 2/3%)		5,000
Excess net Capital	$	26,809
RATIO: Aggregate Indebtedness to Net Capital		68.66%

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
RECONCILIATION OF COMPUTATION OF NET CAPITAL (RULE 15c3-1)(a)(2)
PURSUANT TO RULE 17a-5(d) (4)
As of December 31, 2009

		Net Capital		Aggregate Indebtedness
Company's computation *	$	44,649	$	9,000
Revision to accruals		(12,840)		12,840
Computation per page 9	$	31,809	$	21,840

* Agrees to the Company's unaudited December 31, 2009 FOCUS Part IIA filing.

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
For the year ended December 31, 2009

The Company is exempt from the Reserve Requirements according to the provisions of Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15c3-3
For the year ended December 31, 2009

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the 15c3-3(k)(2)(i) exemptive provision.

See accompanying independent auditors' report.

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
BWK Trinity Capital Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of BWK Trinity Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 23, 2010.

> During the year ended December 31, 2009, the Company erroneously recorded revenue on its books which belonged to its member, Trinity Capital, LLC ("Trinity"). This revenue was later remitted to Trinity and recorded as a distribution to the Company's member. In November 2009, the Company discovered the mistake and reversed the revenue. Due to this error, the Focus reports filed for the second, third and fourth quarters were misstated. However, the Company was in compliance with the net capital requirements in each of the quarters despite this misstatement.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Gumbiner Savett Inc.
February 23, 2010

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS

1723 Cloverfield Boulevard, Santa Monica, California 90404
310.828.9798 • 800.989.9798 • Fax: 310.829.7853 • 310.453.7610
www.gscpa.com

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)

FINANCIAL REPORT

For the year ended December 31, 2009